

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 25, 2016

<u>Via E-mail</u>
Lynn J. Good
President and Chief Executive Officer
Duke Energy Florida, LLC
299 First Avenue North
St. Petersburg, Florida 33701

> **Re:**   **Duke Energy Florida, LLC**
> **Registration Statement on Form SF-1**
> **Filed January 29, 2016**
> **Amendment No. 1 to Registration Statement on Form SF-1**
> **Filed February 8, 2016**
> **File No. 333-209196**

Dear Ms. Good:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-1</u>

<u>General</u>

1. Please add the issuing entity, Duke Energy Florida Project Finance, LLC, to the registration statement as a co-registrant.

2. Please confirm that additional issuances of securities issued by Duke Energy Florida Project Finance, LLC will be registered on separate registration statements.

Cover Page of Registration Statement

3. Please revise to provide the Central Index Key number for Duke Energy Florida Project Finance, LLC.

Form of Prospectus

Cover Page of Prospectus

4. We note on page 131 that the underwriters may engage in overallotment transactions and other similar transactions. Please include disclosure of this option on the cover page of the prospectus pursuant to Item 501(b)(2) of Regulation S-K.

Prospectus Summary, page 4

5. We note your disclosure that Duke Energy Florida Project Finance, LLC is "a corporate issuer, and not a municipal issuer nor an asset-backed issuer." Please explain what you mean here or delete your references to undefined terms. If you are referring to the legal form of the issuing entity, please revise to clarify this. Instead of referring to an "asset-backed issuer," please revise to clarify that the securities are not asset-backed securities within the meaning of Regulation AB.

6. We note your statement that the bonds will be included on the consolidated balance sheet of your parent, as required by the Financial Accounting Standards Board and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities. Please revise to clarify how this will impact investors in the securities issued by Duke Energy Florida Project Finance, LLC. To the extent the discussion is not relevant to investors in securities issued by Duke Energy Florida Project Finance, LLC, it is not clear why this discussion is included here.

7. Please revise to provide disclosure in the prospectus summary of the scheduled final payment dates and final maturity dates of the bonds. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Average Life Profile, page 8

8. Please revise to explain what you mean by "Stable."

Risk Factors

Servicing Risks, page 24

9. We note your disclosure on page 59 that the Duke Energy Florida has no prior servicing experience with respect to the nuclear asset-recovery property. Please revise to provide

appropriate risk factors outlining the risk to investors of the servicer's lack of servicing experience.

Duke Energy Florida, LLC

Billing and Collections – Collection and Write-Off Policy, page 58

10. We note your disclosure that customer bills are due 21 days after the issue date, at which time they are considered delinquent, and the customer is sent a disconnect notice. We also note that the account is eligible for disconnect five days following such notice and, after service is terminated, a final bill is sent to the customer. The account is then written off approximately 30 days after the date of the final bill if payment is not received. So we may better understand the timing of your delinquency and write off policies, please revise your disclosure to clarify, or explain supplementally, (i) whether service is always terminated five days after an account is delinquent and (ii) how long after service termination is a final bill issued.

No Prior ROC or Servicing Experience Relating to Nuclear Asset-Recovery Charges, page 59

11. We note your disclosure that Duke Energy Florida has no prior experience imposing or servicing the nuclear asset-recovery charges or similar charges. Please revise your disclosure to add a description of Duke Energy Florida's experience as a securitization sponsor. Refer to Item 1104(c) of Regulation AB. To the extent Duke Energy Florida does not have experience as a securitization sponsor, please include appropriate risk factors in the "Risk Factors" section.

Indenture Trustee, page 84

12. Please revise to provide the form of organization of the indenture trustee. Refer to Item 1109(a)(1) of Regulation AB.

Security for the Series A Bonds

Pledge of Collateral, page 87

13. We note that, in addition to the nuclear asset-recovery property, various types of collateral will also secure the bonds, including "instruments, investment property or other assets." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

14. Additionally, please provide summary disclosure regarding the additional collateral in your prospectus summary. Refer to Item 1103(a)(2) of Regulation AB and the Instruction to Item 1103(a)(2).

The Sale Agreement, page 95

15. We note your statement here and elsewhere in your prospectus indicating that summaries of certain transaction agreements may not be complete and are qualified by reference to the provisions of the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Seller Representations and Warranties, page 97, and Covenants of the Seller, page 100

16. Please revise your disclosure to clarify that the representations, warranties, and covenants disclosed are made by Duke Energy Florida (as seller) to the issuing entity on behalf of the bondholders. See Item 1111(e)(1) of Regulation AB.

Plan of Distribution

Various Types of Underwriter Transactions That May Affect the Price of the Bonds, page 131

17. We note your use of the term "prospectus supplement." Please revise to refer to the "prospectus."

Where You Can Find More Information, page 133

18. We note your disclosure that the issuing entity will file with the Commission all of the periodic reports that are required to be filed under the Exchange Act and the rules, regulations or orders of the Commission thereunder. Please revise to include reference to the filing of current reports on Form 8-K.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2, and Exhibit Index

19. Please revise your footnote to limit the reference to Item 601(b)(1) of Regulation S-K to only the underwriting agreement. Finalized agreements and exhibits, including unqualified legal and tax opinions, should be filed prior to effectiveness of the registration statement. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

<u>Item 15. Undertakings, page II-3</u>

20. Please revise your undertaking in paragraph (a) to include the lead-in language of Item 512(i) of Regulation S-K that affirmatively states the registrant is making the undertaking.

21. We note that you have included the undertaking under former paragraph (*l*) of Item 512 of Regulation S-K which addressed the filing of static pool information on an Internet Web site under Rule 312 of Regulation S-T. Please be advised that paragraph (*l*) has been removed from Item 512. Refer to Section XII.2.d. and footnote 861 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982). We also note that you have not provided static pool information in this registration statement. Please revise or advise.

22. Please revise to include the undertakings under Items 512(b) and 512(k) of Regulation S-K or tell us why it is not appropriate for you to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Robert T. Lucas III, Esq.
        Duke Energy Corporation

        Michael F. Fitzpatrick, Esq.
        Hunton & Willliams LLP